Exhibit 99.4

RESTATED SUPPLEMENTARY OIL AND GAS INFORMATION – (UNAUDITED)

The disclosures contained in this section provide oil and gas information in accordance with the U.S. standard, “Extractive Activities – Oil and Gas”. Penn West’s financial reporting is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

For the years ended December 31, 2013 and 2012, Penn West has filed its reserves information under National Instrument 51-101 – “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.

There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

For the purposes of determining proved crude oil and natural gas reserves for SEC requirements as at December 31, 2013 and 2012 Penn West used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.

RESTATEMENT

The information contained in the capitalized cost and cost incurred tables herein have been amended as a result of the restatement of the 2013 and 2012 annual consolidated financial statements as disclosed in note 2. The continuity of the standardized measure of discounted future net cash flows has been adjusted, principally, such that it is presented after tax, and also to reflect amendments as a result of the restatement.

NET PROVED OIL AND NATURAL GAS RESERVES

Penn West engaged independent qualified reserve evaluator, Sproule Associates Ltd. (“Sproule”), to evaluate Penn West’s proved developed and proved undeveloped oil and natural gas reserves or to audit Penn West’s evaluation thereof. As at December 31, 2013, substantially all of Penn West’s oil and natural gas reserves are located in Canada with less than one percent of our proved reserves located in the United States. The changes in our net proved reserve quantities are outlined below.

Net reserves include Penn West’s remaining working interest and royalty reserves, less all Crown, freehold, and overriding royalties and other interests that are not owned by Penn West.

Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that can be estimated with a high degree of certainty to be economically recoverable under existing economic and operating conditions.

Proved developed reserves are those proved reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production. Proved developed reserves may be subdivided into producing and non-producing.

Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Penn West cautions users of this information as the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity.

YEAR ENDED DECEMBER 31, 2013

CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Light and Medium Oil (mmbbl)	Heavy Oil and Bitumen (mmbbl)	Natural Gas (bcf)	Natural Gas Liquids (mmbbl)	Barrels of Oil Equivalent (mmboe)
December 31, 2012	214	42	526	17	360
Extensions & Discoveries	—	1	11	—	3
Improved Recovery & Infill Drilling	13	1	12	1	18
Technical Revisions	(3)	4	193	7	40
Acquisitions	—	—	1	—	—
Dispositions	(9)	(5)	(32)	—	(20)
Production	(22)	(6)	(110)	(4)	(49)

Change for the year	(21)	(5)	75	4	(9)

December 31, 2013	193	37	601	21	351

Developed	130	34	479	16	259
Undeveloped	64	3	121	5	92

Total (2)	193	37	601	21	351

(1)	Columns may not add due to rounding.
(2)	Penn West does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

YEAR ENDED DECEMBER 31, 2012

CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Light and Medium Oil (mmbbl)	Heavy Oil (mmbbl)	Natural Gas (bcf)	Natural Gas Liquids (mmbbl)	Barrels of Oil Equivalent (mmboe)
December 31, 2011	254	47	630	20	427
Extensions & Discoveries	5	—	15	—	8
Improved Recovery	21	3	11	1	27
Technical Revisions	—	2	(20)	(1)	(3)
Acquisitions	—	—	—	—	—
Dispositions	(44)	(4)	(9)	(1)	(50)
Production	(23)	(5)	(101)	(3)	(48)

Change for the year	(41)	(4)	(104)	(4)	(66)

December 31, 2012	214	42	526	17	360

Developed	148	40	463	15	279
Undeveloped	66	2	63	2	81

Total (2)	214	42	526	17	360

(1)	Columns may not add due to rounding.
(2)	Penn West does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

CAPITALIZED COSTS

As at December 31, ($CAD millions)	2013	2012
Proved oil and gas properties	$17,974	$18,646
Unproved oil and gas properties	645	609

Total capitalized costs	18,619	19,255
Accumulated depletion and depreciation	(8,899)	(8,052)

Net capitalized costs	$9,720	$11,203

COSTS INCURRED

For the years ended December 31, ($CAD millions)	2013	2012
Property acquisition (disposition) costs (1)
Proved oil and gas properties – acquisitions	$18	$52
Proved oil and gas properties – dispositions	(558)	(1,679)
Unproved oil and gas properties	4	37
Exploration costs (2)	91	241
Development costs (3)	682	1,541
Joint venture, carried capital	(83)	(137)

Capital expenditures	154	55
Corporate acquisitions	—	—

Total expenditures	$154	$55

(1)	Acquisitions are net of disposition of properties.
(2)	Cost of geological and geophysical capital expenditures and costs on exploratory plays.
(3)	Includes equipping and facilities capital expenditures.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

The standardized measure of discounted future net cash flows is based on estimates made or audited by Sproule of net proved reserves. Future cash inflows are computed based on constant prices and cost assumptions from annual future production of proved crude oil and natural gas reserves. Future development and production costs are based on constant price assumptions and assume the continuation of existing economic conditions. Constant prices are calculated as the average of the first day prices of each month for the prior 12-month calendar period. Deferred income taxes are calculated by applying statutory income tax rates in effect at the end of the fiscal period. Penn West is currently not cash taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

Penn West cautions users of this information that the discounted future net cash flows relating to proved oil and gas reserves are neither an indication of the fair market value of our oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent is arbitrary and may not reflect applicable future interest rates.

($CAD millions)	2013	2012
Future cash inflows	$26,027	$23,141
Future production costs	(12,934)	(10,359)
Future development costs	(2,217)	(2,372)

Undiscounted pre-tax cash flows	10,876	10,410
Deferred income taxes (1)	(1,559)	(1,242)

Future net cash flows	9,317	9,168
Less 10% annual discount factor	(4,155)	(4,054)

Standardized measure of discounted future net cash flows	$5,162	$5,114

(1)	Penn West is currently not cash taxable.

($CAD millions)	2013	2012
Standardized measure of discounted future net cash flows at beginning of year	$5,114	$7,602
Oil and gas sales during period net of production costs and royalties (1)	(1,369)	(1,526)
Changes due to prices (2)	696	(1,865)
Development costs during the period (3)	704	1,698
Changes in forecast development costs (4)	(598)	(1,349)
Changes resulting from extensions, infills and improved recovery (5)	378	526
Changes resulting from acquisitions of reserves (5)	10	2
Changes resulting from dispositions of reserves (5)	(403)	(1,221)
Accretion of discount (6)	511	760
Net change in income tax (7)	(185)	636
Changes resulting from other changes and technical reserves revisions plus effects on timing (8)	304	(149)

Standardized measure of discounted future net cash flows at end of year	$5,162	$5,114

(1)	Company actual before income taxes, excluding general and administrative expenses.
(2)	The impact of changes in prices and other economic factors on future net revenue.
(3)	Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4)	The change in forecast development costs.
(5)	End of period net present value of the related reserves.
(6)	Estimated as 10 percent of the beginning of period net present value.
(7)	The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(8)	Includes changes due to revised production profiles, development timing, operating costs, royalty rates and actual prices received versus forecast, etc.